May 7, 2018

VIA EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re: W&T Offshore, Inc.

Registration Statement on Form S-3

File No. 333-224410

Dear Mr. Reynolds:

Reference is made to our letter, filed as correspondence via EDGAR on May 3, 2018, in which we requested the acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-224410) (the “Registration Statement”) of W&T Offshore, Inc. (the “Company”) to 10:00 a.m., Washington, D.C. time, on May 7, 2018, or as soon thereafter as practicable, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at such time and date and we hereby formally withdraw our request for acceleration at the aforementioned effective date.

Considering the above withdrawal and pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above referenced Registration Statement, in order that the Registration Statement shall become effective at 2:00 p.m., Washington, D.C. time, on May 8, 2018, or as soon thereafter as practicable.

Should the Commission have any questions or comments, please call James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,
W&T OFFSHORE, INC.

By:	/s/ John D. Gibbons
Name:	John D. Gibbons
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Acceleration Request